                                 United States
                      Securities and Exchange Commission
                             Washington, DC 20549

                                   FORM 6-K
                           Report of Foreign Issuer
   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                      For the quarter ended June 30, 2000

                       Commission File Number 333-72195

                         INFOSYS TECHNOLOGIES LIMITED
            (Exact name of Registrant as specified in its charter)

                                Not Applicable
                (Translation of Registrant's name into English)

                          Bangalore, Karnataka, India
                (Jurisdiction of incorporation or organization)

                         Electronics City, Hosur Road,
                             Bangalore, Karnataka
                                 India 561 229
                                +91-80-852-0261
                   (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    x               Form 40-F _______
            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

  Yes ______                   No     x
                                  ---------

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

  Not applicable.

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to the "company" or to "Infosys" are to Infosys Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. Yantra Corporation, a Delaware Corporation ("Yantra"), in which the company holds a minority interest, is considered a subsidiary of the company for purposes of Indian GAAP. "Infosys" is a registered Indian trademark of the company. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

In this Quarterly Report, references to "$" or "Dollars" or "U.S. Dollars" are to the legal currency of the United States and references to "Rs" or "Rupees" or "Indian Rupees" are to the legal currency of India. The company's financial statements are presented in Indian Rupees and translated into U.S. Dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. Except as otherwise specified, financial information is presented in Dollars. References to a particular "fiscal" year are to the company's fiscal year ended March 31 of such year.

Unless otherwise specified herein, financial information has been converted into Dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") as of June 30, 2000, which was Rs. 44.70 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking Statements May Prove Inaccurate

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should carefully review the other information in this annual report and in the company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

                        Part I - Financial Information

Item 1.  Financial Statements
Balance Sheets as of

----------------------------------------------------------------------------------------------------------------------------
                                                                June 30, 2000           June 30, 1999         March 31, 2000
                                                                 (Unaudited)             (Unaudited)             (Audited)
----------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                       $105,756,757            $102,612,617            $116,599,486
Trade accounts receivable, net of allowances                      51,164,692              24,632,558              31,233,515
Prepaid expenses and other current assets                         12,566,158               6,638,499              11,256,295
----------------------------------------------------------------------------------------------------------------------------
Total current assets                                             169,487,607             133,883,674             159,089,296
Property, plant and equipment - net                               61,700,055              25,977,938              47,554,772
Deferred income taxes                                              2,685,061               1,379,249               2,566,266
Investments                                                        6,177,908                 177,938               3,177,938
Other assets                                                       6,977,423               4,224,381               6,894,598
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                    $247,028,054            $165,643,180            $219,282,870
============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                $    472,473            $     55,556            $    976,840
Client deposits                                                      332,058                  15,685                 425,724
Other accrued liabilities                                         12,197,959               8,522,103              13,835,635
Income taxes payable                                               2,965,746               2,101,206               1,878,977
Unearned revenue                                                  14,394,383               5,201,759               4,029,173
----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                         30,362,619              15,896,309              21,146,349

STOCKHOLDERS' EQUITY

Common stock, $ 0.16 par value; 100,000,000 equity
  shares authorized, Issued and outstanding -
  66,151,367, 66,138,800 and 66,150,700 as of June 30,
  2000, June 30, 1999 and March 31, 2000                           8,593,585               8,592,137               8,593,510
Additional paid-in-capital                                       121,529,268             121,407,662             121,506,726
Accumulated other comprehensive income                           (18,765,207)            (13,052,834)            (14,137,933)
Deferred stock compensation                                      (16,323,017)            (21,466,348)            (17,598,813)
Retained earnings                                                121,630,806              54,266,254              99,773,031
----------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                       216,665,435             149,746,871             198,136,521
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                      $247,028,054            $165,643,180            $219,282,870
============================================================================================================================

See accompanying notes to financial statements

                   Assets - June 30, 2000              Liabilities and Stockholders' Equity - June 30, 2000
---------------------------------------------          ----------------------------------------------------
---------------------------------------                                    --------------------------------
Cash & cash                                                                     Current liabilities - 12%
equivalents - 62%
-----------------------------------
Others -11%
-------------------------------
Accounts
receivables - 21%v
                                                                                      ---------------------
                                                                                         Stockholders'
                                                                                         equity - 88%

------------------------
Property, plant
and equipment - 25%

Statements of Income
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended                     Year ended
---------------------------------------------------------------------------------------------------------------------------
                                                                 June 30, 2000          June 30, 1999        March 31, 2000
                                                                   (Unaudited)            (Unaudited)           (Audited)
---------------------------------------------------------------------------------------------------------------------------
REVENUES
  Revenues                                                      $  80,257,833          $  39,728,900         $  203,443,754
  Cost of revenues                                                 41,962,161             20,620,264            111,080,546
---------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                     38,295,672             19,108,636             92,363,208
---------------------------------------------------------------------------------------------------------------------------
  OPERATING EXPENSES
  Selling and marketing expenses                                    4,197,515              2,489,358              9,643,970
  General and administrative expenses                               6,416,913              3,062,698             17,102,550
  Amortization of stock compensation expense                        1,275,796              1,250,100              5,117,635
---------------------------------------------------------------------------------------------------------------------------
  Total operating expenses                                         11,890,224              6,802,156             31,864,155
---------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 26,405,448             12,306,480             60,499,053
  Other income, net                                                 3,403,057              3,210,701              9,038,792
---------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                                       29,808,505             15,517,181             69,537,845
  Provision for income taxes                                        2,976,832              2,206,302              8,193,317
---------------------------------------------------------------------------------------------------------------------------
  Net income available for common stockholders                  $  26,831,673          $  13,310,879         $   61,344,528
---------------------------------------------------------------------------------------------------------------------------
  EARNINGS PER EQUITY SHARE
  Basic                                                         $        0.41          $        0.20         $         0.93
  Diluted                                                       $        0.40          $        0.20         $         0.93

  WEIGHTED EQUITY SHARES USED IN COMPUTING EARNINGS
  PER EQUITY SHARE
  Basic                                                            65,977,267             65,688,666             65,659,625
  Diluted                                                          67,281,919             65,688,666             65,863,990
---------------------------------------------------------------------------------------------------------------------------
See accompanying notes to financial statements

Statements of Stockholders' Equity (Information as of and for the three months ended June 30, 2000 and June 30, 1999 is unaudited)

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                             Common Stock       Additional         Comp-  Accumulated      Deferred    Loan to
                                            Shares     Amount      paid-in    -rehensive   Other Comp-        stock      Trust
                                                                   capital        income   -rehensive  compensation
                                                                                               income
-------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1998            64,068,800  4,545,811   24,415,920                 (7,042,229)   (7,831,445)  (936,365)
-------------------------------------------------------------------------------------------------------------------------------
Stock split                                      -  3,800,949            -                          -             -          -
Cash dividends                                   -          -            -                          -             -          -
Common stock issued                      2,070,000    245,377   70,134,623                          -             -          -
ADR issue expenses                                              (4,108,924)
Compensation related to stock option
 grants                                          -          -   30,407,892                          -   (30,407,892)         -
Amortization of compensation related
 to stock option grants                          -          -            -                          -    16,552,538          -
Comprehensive income
  Net income available for common
   stockholders                                  -          -            -   17,446,088             -             -          -
  Other comprehensive income
    Translation adjustment                       -          -            -   (2,058,433)   (2,058,433)            -          -
                                                                             ----------
Comprehensive income                             -          -            -   15,387,655             -             -          -
                                                                             ==========
Adjustment on deconsolidation of                 -          -            -                          -             -          -
 subsidiary
Repayment of loan to trust                       -          -            -                          -             -    936,365
-------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999            66,138,800  8,592,137  120,849,511                 (9,100,662)  (21,686,799)         -
-------------------------------------------------------------------------------------------------------------------------------
ADR issue expenses                               -          -     (471,498)                         -             -          -
Compensation related to stock option
 grants                                          -          -    1,029,649                          -    (1,029,649)         -
Amortization of compensation related
 to stock option grants                          -          -            -                          -     1,250,100          -
Comprehensive income
  Net income available for common
   stockholders                                  -          -            -   13,310,879             -             -          -
  Other comprehensive income
    Translation adjustment                       -          -            -   (3,952,172)   (3,952,172)            -          -
                                                                             ----------
Comprehensive income                             -          -            -    9,358,707             -             -          -
-------------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1999             66,138,800  8,592,137  121,407,662                (13,052,834)  (21,466,348)         -
-------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------
                                            in $ except share numbers
-----------------------------------------------------------------------
                                             Retained           Total
                                             earnings   stockholders'
                                                               equity
-----------------------------------------------------------------------
Balance as of March 31, 1998               27,994,268      41,145,960
-----------------------------------------------------------------------

Stock split                                (3,800,949)              -
Cash dividends                             (3,152,863)     (3,152,863)
Common stock issued                                 -      70,380,000
ADR issue expenses                                         (4,108,924)
Compensation related to stock option
 grants                                             -               -
Amortization of compensation related
 to stock option grants                             -      16,552,538
Comprehensive income
  Net income available for common
   stockholders                            17,446,088      17,446,088
  Other comprehensive income
    Translation adjustment                          -      (2,058,433)
Comprehensive income                                -               -
Adjustment on deconsolidation of            2,468,831       2,468,831
 subsidiary
Repayment of loan to trust                          -         936,365
---------------------------------------------------------------------
Balance as of March 31, 1999               40,955,375     139,609,562
---------------------------------------------------------------------
ADR issue expenses                                  -        (471,498)
Compensation related to stock option
 grants                                             -               -
Amortization of compensation related
 to stock option grants                             -       1,250,100
Comprehensive income
  Net income available for common
   stockholders                            13,310,879      13,310,879
  Other comprehensive income
    Translation adjustment                          -      (3,952,172)
Comprehensive income                                -               -
---------------------------------------------------------------------
Balance as of June 30, 1999                54,266,254     149,746,871
---------------------------------------------------------------------

Statements of Stockholders' Equity (contd.)
(Information as of and for the three months ended June 30, 2000 and June 30, 1999 is unaudited)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                           Common Stock     Additional        Comp-   Accumulated      Deferred
                                        Shares     Amount      paid-in   -rehensive   Other Comp-         stock
                                                               capital       income    -rehensive  compensation
                                                                                           income
-------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1999         66,138,800  8,592,137  121,407,662                (13,052,834)  (21,466,348)
-------------------------------------------------------------------------------------------------------------------
Cash dividends                               -          -            -                          -             -
Common stock issued                     11,900      1,373      405,489                          -             -
ADR issue expenses                                            (306,425)
Amortization of compensation
 related to stock option grants              -          -            -                          -     3,867,535
Comprehensive income
  Net income available for common
   stockholders                              -          -            -   48,033,649             -             -

  Other comprehensive income
    Translation adjustment                   -          -            -   (1,085,099)   (1,085,099)            -
                                                                         ----------
Comprehensive income                         -          -            -   46,948,550             -             -
-------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2000        66,150,700  8,593,510  121,506,726                (14,137,933)  (17,598,813)
-------------------------------------------------------------------------------------------------------------------
Cash dividends                               -          -            -                          -             -
Common stock issued                        667         75       22,542                          -             -
Compensation related to stock
 option grants                               -          -                                       -
Amortization of compensation
 related to stock option grants              -          -            -                          -     1,275,796
Comprehensive income
  Net income available for common
   stockholders                              -          -            -   26,831,673             -             -
  Other comprehensive income
    Translation adjustment                   -          -            -   (4,627,274)   (4,627,274)            -
                                                                         ----------
Comprehensive income                         -          -            -   22,204,399             -             -
-------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 2000         66,151,367  8,593,585  121,529,268                (18,765,207)  (16,323,017)
===================================================================================================================

-----------------------------------------------------------------------------
                                                    in $ except share numbers
-----------------------------------------------------------------------------
                                      Loan to     Retained              Total
                                        Trust     earnings      stockholders'
                                                                       equity

-----------------------------------------------------------------------------
Balance as of June 30, 1999                 -    54,266,254       149,746,871
-----------------------------------------------------------------------------
Cash dividends                              -    (2,526,872)       (2,526,872)
Common stock issued                         -             -           406,862
ADR issue expenses                                                   (306,425)
Amortization of compensation
 related to stock option grants             -             -         3,867,535
Comprehensive income
  Net income available for common
   stockholders                             -    48,033,649        48,033,649

  Other comprehensive income
    Translation adjustment                  -             -        (1,085,099)
Comprehensive income                        -             -                 -
-----------------------------------------------------------------------------
Balance as of March 31, 2000                -    99,773,031       198,136,521
-----------------------------------------------------------------------------
Cash dividends                              -    (4,973,898)       (4,973,898)
Common stock issued                         -             -            22,617
Compensation related to stock
 option grants                              -             -                 -
Amortization of compensation
 related to stock option grants             -             -         1,275,796
Comprehensive income
  Net income available for common
   stockholders                             -    26,831,673        26,831,673
  Other comprehensive income
    Translation adjustment                  -             -        (4,627,274)
Comprehensive income                        -             -                 -
-----------------------------------------------------------------------------
Balance as of June 30, 2000                 -   121,630,806       216,665,435
=============================================================================

See accompanying notes to financial statements

Statement of cash flows
----------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended                    Year ended
----------------------------------------------------------------------------------------------------------------------------
                                                              June 30, 2000            June 30, 1999        March 31, 2000
                                                               (Unaudited)              (Unaudited)             (Audited)
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $ 26,831,673            $ 13,310,879            $ 61,344,528
Adjustments to reconcile net income to net cash
 provided by operating activities
Loss (gain) on sale of property, plant and equipment                  1,019                  (1,110)                (20,153)
Depreciation                                                      3,999,662               2,173,425              12,268,169
Deferred tax benefit                                               (118,795)                336,126                (850,891)
Amortization of stock compensation expense                        1,275,796               1,250,100               5,117,635
Changes in assets and liabilities
Trade accounts receivable                                       (19,931,177)             (4,575,880)            (11,176,837)
Prepaid expenses and other current assets                          (474,461)               (903,176)             (2,390,039)
Income taxes                                                      1,086,769               1,145,409                 923,180
Accounts payable                                                   (504,367)                (19,749)                901,535
Client deposits                                                     (93,666)                 (2,835)                407,204
Unearned revenue                                                 10,365,210                 603,147                (569,439)
Other accrued liabilities                                        (1,879,605)                122,303               5,435,835
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        20,558,058              13,438,639              71,390,727
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditure on property, plant and equipment                    (18,147,110)             (4,253,470)            (35,926,030)
Proceeds from sale of property, plant and equipment                   1,146                   3,530                  23,555
Loans to employees                                                 (918,227)             (1,027,375)             (6,828,525)
Purchase of investments                                          (2,999,970)                      -              (3,000,000)
----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                           (22,064,161)             (5,277,315)            (45,731,000)
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of equity shares                              22,617                       -                 406,862
ADR issue expenses                                                        -                (471,498)               (777,923)
Payment of cash dividends                                        (4,731,969)                      -              (2,526,872)
Net cash used in financing activities                            (4,709,352)               (471,498)             (2,897,933)
----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                          (4,627,274)             (3,952,172)             (5,037,271)
Net increase in cash and cash equivalents during
 the period                                                     (10,842,729)              3,737,654              17,724,523
Cash and cash equivalents at the beginning of the
 period                                                         116,599,486              98,874,963              98,874,963
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period             $105,756,757            $102,612,617            $116,599,486
============================================================================================================================

Supplementary information
Cash paid towards taxes                                        $  1,890,063            $  1,060,893            $  7,270,137

See accompanying notes to financial statements

Notes to Financial Statements as of and for the three months ended June 30, 2000
--------------------------------------------------------------------------------

1 Company overview and significant accounting policies

  1.1  Company overview

  Infosys Technologies Limited (the "company") is a publicly held company providing information technology ("IT") solutions to Fortune 1000 and emerging new economy companies. Infosys' range of services includes IT consulting, IT architecture, application development, e-commerce and Internet consulting, and software maintenance. In addition, the company develops and markets certain software products. Headquartered in Bangalore, India, the company has 17 state-of-the-art offshore software development facilities located throughout India that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The United States ("US") headquarters of Infosys is located in Fremont, California. The company also maintains offices throughout the US, Europe and Asia. Using its proprietary Global Delivery Model, the company leverages talent and infrastructure in different parts of the world to provide high-quality and rapid time-to-market software solutions to clients worldwide.

  1.2  Basis of preparation of financial statements

  The accompanying financial statements are prepared in accordance with US Generally Accepted Accounting Principles ("GAAP"). All amounts are stated in US dollars, except as specified.

  1.3  Principles of consolidation

  The financial statements of the company were consolidated with the accounts of its wholly owned subsidiary, Yantra Corporation ("Yantra") during fiscal 1998. On October 20, 1998, the company's voting control of Yantra declined to approximately 47%. Accordingly, the company has followed the equity method of accounting for Yantra since fiscal 1999. On June 14, 1999, Yantra sold Series C Convertible Preferred Stock in the amount of US$ 15 million to unrelated existing and new investors, further reducing the company's voting control to approximately 25%.

  The company continues to own all the outstanding common shares of Yantra but has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, the company recognized no losses of Yantra subsequent to October 20, 1998. The excess of the company's previously recognized losses over the basis of its investments in Yantra as of October 20, 1998 were credited to retained earnings.

  Yantra was incorporated in the United States in fiscal 1996 for the development of software products in the retail and distribution areas. All inter-company transactions between the company and Yantra are eliminated.

  1.4  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Examples of estimates include accounting for expected contract costs to be incurred to complete software development, allowance for uncollectible accounts receivable, future obligations under employee benefit plans and useful lives of property, plant and equipment. Actual results could differ from those estimates.

  1.5  Revenue recognition

  The company derives its revenues primarily from software services and also from the licensing of software products. Revenue with respect to time-and-material contracts is recognized as related costs are incurred. Revenue from fixed-price, fixed-time frame contracts is recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage-of-completion method. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The company provides its clients with a three-month warranty for corrections of errors and telephone support for all its fixed-price, fixed-time frame contracts. Costs associated with such services are accrued at the time related revenues are recorded.

  Revenue from licensing of software products is recognized upon shipment of products and fulfillment of acceptance terms, if any, provided that no significant vendor obligations remain and the collection of the related receivable is probable. When the company receives advance payments for software products, such payments are reported as client deposits until all conditions for revenue recognition are met. Maintenance revenue is deferred and recognized ratably over the term of the underlying maintenance agreement, generally 12 months. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed.

  1.6  Cash and cash equivalents

  The company considers all highly liquid investments with a remaining maturity at the date of purchase/ investment of three months or less to be cash equivalents. Cash and cash equivalents consist of cash, cash on deposit with banks, marketable securities and deposits with corporations.

  1.7  Property, plant and equipment

  Property, plant and equipment are stated at cost less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

      Buildings                              15 years
      Furniture and fixtures                 5 years
      Computer equipment                     2-5 years
      Plant and equipment                    5 years
      Vehicles                               5 years

  The cost of software purchased for use in software development and services is charged to the cost of revenues at the time of acquisition. The amount of third party software expensed in the three months ended June 30, 2000 and June 30, 1999 and in fiscal 2000 was $ 1,703,779, $ 767,066 and $ 3,816,840 respectively.

  Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under "Capital work-in-progress".

  1.8  Impairment of long-lived assets

  The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

  1.9  Research and development

  Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Software product development costs incurred subsequent to the achievement of technological feasibility are not significant and are expensed as incurred.

  1.10  Foreign currency translation

  The accompanying financial statements are reported in US dollars. The functional currency of the company is the Indian rupee ("Rs."). The translation of the Indian rupee into US dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

  1.11  Foreign currency transactions

  The company enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivables. Gains and losses on these contracts are recognized as income or expense in the statements of income as incurred, over the life of the contract.

  1.12  Earnings per share

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the result would be anti-dilutive.

  1.13  Income taxes

  Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

  1.14  Fair value of financial instruments

  The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

  1.15  Concentration of risk

  Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable and hedging instruments. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counterparties. In management's opinion, as of June 30, 2000, June 30, 1999 and March 31, 2000, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

  1.16  Retirement benefits to employees

  1.16.1  Gratuity

  In accordance with Indian law, the company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee's salary and the years of employment with the company. The company established the Infosys Technologies Limited Employees' Group Gratuity Fund Trust (the "Gratuity Fund Trust") on April 1, 1997. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which the company makes contributions to the Gratuity Fund Trust. Trustees administer the contributions made to the Gratuity Fund Trust. The funds contributed to the Gratuity Fund Trust are invested in specific securities as mandated by the law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

  1.16.2  Superannuation

  Apart from being covered under the Gratuity Plan described above, the senior officers of the company are also participants in a defined contribution plan maintained by the company. The plan is termed the superannuation plan (the "plan") to which the company makes monthly contributions based on a specified percentage of each covered employee's salary. The company has no further obligations under the plan beyond its monthly contributions.

  1.16.3  Provident fund

  In addition to the above benefits, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the plan, each equal to 12% of each covered employee's salary. The company established a provident fund trust in August 1996, to which a part of the contributions are made each month. The remainder of the contributions is made to the Government's provident fund. The company has no further obligations under provident fund beyond its monthly contributions.

  1.17  Investments

  Investments where the company controls between 20% and 50% of the voting interest are accounted for using the equity method. Investment securities in which the company controls less than 20% voting interest are currently classified as "Available-for-sale securities".

  Investment securities designated as "available-for-sale" are carried at their fair value based on quoted market prices, with unrealized gains and losses, net of deferred income taxes, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend income is recognized when earned.

  1.18  Stock-based compensation

  The company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plan. The company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

  1.19    Dividends

  Dividends are recognized on actual payment.

  1.20    Notes to financial statements

  1.20.1  Cash and cash equivalents

  The cost and fair values for cash and cash equivalents as of June 30, 2000 and 1999 and March 31, 2000, respectively are as follows:


-------------------------------------------------------------------------------
                                        As of June 30,          As of March 31,
                                       2000        1999                   2000
-------------------------------------------------------------------------------
Cost and fair values
 Cash and bank deposits          $ 95,467,109   $ 89,984,743     $ 99,035,223
 Deposits with corporations        10,289,648     12,627,874       17,564,263
                                 $105,756,757   $102,612,617     $116,599,486
================================================================================

  1.20.2  Trade accounts receivable

  Trade accounts receivable, as of June 30, 2000 and 1999 and March 31, 2000, net of allowance for doubtful accounts of $ 587,229, $ 570,908 and $ 507,487, respectively amounted to $ 51,164,692, $ 24,632,558 and $ 31,233,515, respectively.  The age profile of trade accounts receivable is given below.

                                                                      in %
----------------------------------------------------------------------------
                                     As of June 30,         As of March 31,
Period (in days)                  2000          1999                  2000
----------------------------------------------------------------------------
0 - 30                            76.2          55.0                   64.7
31 - 60                           10.1          27.4                   31.8
61 - 90                            7.9          10.2                    1.8
More than 90                       5.8           7.4                    1.7
----------------------------------------------------------------------------
                                 100.0         100.0                  100.0
============================================================================

Trade accounts receivable includes accounts receivable from Yantra amounting to $ 376,783, $ 138,032 and Nil as of June 30, 2000 and 1999 and March 31,
2000, respectively.

1.20.3  Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

----------------------------------------------------------------------------
                                     As of June 30,        As of March 31,
                                   2000            1999              2000
----------------------------------------------------------------------------
Prepaid expenses               $ 3,750,204    $2,303,597       $ 3,602,334
Rent deposits                    1,840,268     1,435,060         1,798,738
Deposits with government
 organizations                     470,338       167,613           721,476
Loans to employees               5,949,654     2,640,844         5,114,253
Costs in excess of billings        224,035             -                 -
Other advances                     331,659        91,385            19,494
---------------------------------------------------------------------------
                               $12,566,158    $6,638,499       $11,256,295
===========================================================================

Other advances represent advance payments to vendors for the supply of goods and rendering of services. Deposits with government organizations relate principally to leased telephone lines and electricity supplies. Costs in excess of billings represent costs incurred on fixed price contracts in respect of which milestones are yet to be achieved.

1.20.4  Property, plant and equipment - net

Property, plant and equipment consist of the following:

------------------------------------------------------------------------------------------
                                                    As of June 30,        As of March 31,
                                               2000               1999               2000
------------------------------------------------------------------------------------------
Land                                   $  5,869,104       $  2,516,958       $    833,786
Buildings                                20,128,287          7,941,854         13,509,409
Furniture and fixtures                   12,543,688          5,353,467          9,156,208
Computer equipment                       30,506,203         20,196,616         25,742,780
Plant and equipment                      14,625,678          7,882,406         11,871,138
Vehicles                                     30,563             40,530             31,292
Capital work-in-progress                 11,883,037          3,280,144         13,064,301
------------------------------------------------------------------------------------------
                                         95,586,560         47,211,975         78,208,914
Accumulated depreciation                (33,886,505)       (21,234,037)       (30,654,142)
------------------------------------------------------------------------------------------
                                       $ 61,700,055       $ 25,977,938       $ 47,554,772
=========================================================================================

Depreciation expense amounted $ 3,999,662, $ 2,173,425 and $ 12,268,169 for the three months ended June 30, 2000 and June 30, 1999 and fiscal 2000, respectively.

1.20.5  Investments

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities by major investment type and class of investment are as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                         Gross             Gross
                                                  Amortized         unrealized        unrealized
                                                       cost      holding gains     holding gains       Fair value
-----------------------------------------------------------------------------------------------------------------
As of June 30, 2000
EC Cubed Inc. - 1,300,108
   Series D Convertible
   Preferred Stock, par value
   $0.0001 each                                  $3,000,000               -                 -          $3,000,000
CiDRA Corporation - 33,333
   Series D Convertible
   Preferred Stock, par value
   $0.01 each                                     2,999,970               -                 -           2,999,970
JASDIC Park Company - 480
   Common Stock, par value
   (Yen) 50,000 each                                177,576               -                 -             177,576
Others                                                  362               -                 -                 362
-----------------------------------------------------------------------------------------------------------------
                                                 $6,177,908               -                 -          $6,177,908
=================================================================================================================
As of June 30, 1999
JASDIC Park Company - 480
   Common Stock, par value
   (Yen) 50,000 each                             $  177,576               -                 -          $  177,576
Others                                                  362               -                 -                 362
-----------------------------------------------------------------------------------------------------------------
                                                 $  177,938               -                 -          $  177,938
=================================================================================================================
As of March 31, 2000
EC Cubed Inc. - 1,300,108
   Series D Convertible
   Preferred Stock, par value
   $0.0001 each                                  $3,000,000               -                 -          $3,000,000
JASDIC Park Company - 480
   Common Stock, par value
   (Yen) 50,000 each                                177,576               -                 -             177,576
Others                                                  362               -                 -                 362
-----------------------------------------------------------------------------------------------------------------
                                                 $3,177,938               -                 -          $3,177,938
=================================================================================================================

1.20.6  Other assets

Other assets mainly represent the non-current portion of loans to employees.

1.20.7    Related parties

The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The rates at which the loans have been made to employees vary between 0% to 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of June 30, 2000 and 1999 and March 31, 2000, amounts receivable from officers amounting to $ 340,151, $ 421,608 and $ 309,835, respectively are included in prepaid expenses and other current assets, and other assets in the accompanying balance sheets.

The required repayments of loans by employees are as detailed below.

----------------------------------------------------------------------------------------------
                                                         As of June 30,       As of March 31,
                                                    2000              1999               2000
----------------------------------------------------------------------------------------------
 2000                                                  -        $2,640,844                  -
 2001                                        $ 5,949,654         1,203,661        $ 5,114,252
 2002                                          2,013,521           963,770          1,887,808
 2003                                          1,431,295           635,195          1,383,397
 2004                                            838,738           482,664            861,752
 2005                                            676,932                 -            696,581
 Thereafter                                    2,016,937           939,091          2,065,061
----------------------------------------------------------------------------------------------
 Total                                       $12,927,077        $6,865,225        $12,008,851
==============================================================================================

The estimated fair values of related party receivables amounted to $ 9,792,923, $ 6,442,125 and $ 8,959,996 as of June 30, 2000, June 30, 1999 and March 31,
2000, respectively. These amounts were determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

1.20.8    Other accrued liabilities

Other accrued liabilities comprise the following:

----------------------------------------------------------------------------------------------
                                                         As of June 30,       As of March 31,
                                                    2000              1999               2000
----------------------------------------------------------------------------------------------
 Accrued compensation to staff               $ 7,388,232        $3,587,142        $ 7,747,965
 Accrued dividends                               307,801         1,194,438             65,872
 Provision for post sales client support       1,232,322           943,728          1,265,849
 Employee withholding taxes payable                    -                 -          1,530,832
 Others                                        3,269,604         2,796,795          3,225,117
----------------------------------------------------------------------------------------------
                                             $12,197,959        $8,522,103        $13,835,635
==============================================================================================

1.20.9    Employee post retirement benefits

1.20.9.1  Superannuation

The company contributed $ 209,177, $ 58,294 and $ 244,248 to the superannuation plan in the three months ended June 30, 2000 and 1999 and fiscal 2000, respectively.

1.20.9.2  Provident fund

The company contributed $ 463,866, $ 259,539 and $ 1,198,772 to the provident fund in the three months ended June 30, 2000 and 1999 and fiscal 2000, respectively.

1.20.10   Preferred stock of Yantra

In September 1997, Yantra, sold 5,000,000 shares of Series A Convertible Preferred Stock, par value $ 0.01 per share ("Series A Convertible Preferred") at $ 0.75 per share for $ 3,750,000 in cash. The related offering costs of $ 49,853 were offset against the proceeds of the issue. Of these, 2,000,000 shares were issued to the company and 3,000,000 shares were issued to third party investors. The preferred stock issued to the company was eliminated upon consolidation. Preferred stock issued to third party investors was reported in the balance sheet as preferred stock of subsidiary.

In August 1998, Yantra sold 4,800,000 shares of Series B Convertible Preferred Stock, par value $ 0.01 per share ("Series B Convertible Preferred") at $ 1.25 per share for $ 6,000,000 in cash to venture capitalists. The related offering costs of $ 44,416 were offset against the proceeds of the issue. In connection with this sale, Yantra issued warrants to purchase 810,811 shares of Series B-1 Convertible Preferred Stock, par value $ 0.01 per share ("Series B-1 Convertible Preferred"), at $ 0.01 per share for $ 8,108 in cash. Such warrants are immediately exercisable and expire in seven years. The exercise price of the warrants is based upon the then current market price of the Series B-1 Convertible Preferred at the time of exercise.

Holders of Series A Convertible Preferred vote with holders of common stock on an as-converted basis, except as otherwise required by Delaware law. The Series A Convertible Preferred are convertible into common stock at a 1:1 ratio (subject to certain adjustments): (i) automatically in the event of an initial public offering with gross proceeds of $ 10,000,000 or more; or (ii) at any time at the holder's option. The holders of Series A Convertible Preferred are entitled to a 6% cumulative dividend ($ 0.045 per share) and to receive additional dividends at the same rate of dividends, if any, declared and paid on the common stock, calculated on an as-converted basis. Upon a liquidation or sale of Yantra, holders of the Series A Convertible Preferred are entitled to a liquidation preference of $ 0.75 per share plus accrued and unpaid dividends; and any remaining assets will be distributed to holders of the common stock. The Series A Convertible Preferred is redeemable at the election of holders of 75% of the outstanding shares of Series A Convertible Preferred at any time after September 29, 2004 at a redemption price of $ 0.75 per share plus accrued but unpaid dividends.

The holders of Series B and B-1 Convertible Preferred are entitled to similar rights, privileges and restrictions as that of Series A Convertible Preferred.

In October 1998, Infosys sold 1,363,637 shares of Series A Convertible Preferred in Yantra, having a cost basis of $ 879,042 to a third party investor for $ 1,500,000 thereby recognizing a gain of $ 620,958 and reducing its voting interest in Yantra to approximately 47%. The company presently accounts for Yantra by the equity method. Deconsolidation of Yantra has resulted in a credit to the company's retained earnings of an amount of $ 2,468,831 representing the excess of Yantra's losses previously recognized by the company, amounting to $ 4,445,903, over the company's residual investment basis in Yantra amounting to $ 1,977,072.

1.20.11  Stockholders' equity

The company has only one class of capital stock referred to herein as equity shares. In fiscal 1999, the board of directors authorized a two-for-one stock split of the company's equity shares effected in the form of a stock dividend. Also, in November 1999, the board of directors authorized a two-for-one stock split of the company's equity shares, whereby each issued and outstanding equity share, par value $ 0.32 each, was split into two equity shares, par value $ 0.16 each. All references in the financial statements to number of shares, per share amounts and market prices of the company's equity shares have been retroactively restated to reflect the stock splits.

1.20.12   Equity shares

1.20.12.1 Voting

Each holder of equity shares is entitled to one vote per share.

1.20.12.2 Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees and pro rata from the date of holding such shares. The company paid a cash dividend of $ 4,973,898 during the three months ended June 30, 2000.

Indian law mandates that any dividend be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable taxes.

1.20.12.3 Liquidation

In the event of any liquidation of the company, the holders of common stock shall be entitled to receive all of the remaining assets of the company, after distribution of all preferential amounts, if any. Such amounts will be in proportion to the number of shares of equity shares held by the stockholders.

1.20.12.4 Stock options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the company's stock option plan.

1.20.13  Other income, net

Other income, net, consists of the following:

----------------------------------------------------------------------------------------------------------------
                                                                  Three months ended               Year ended
                                                          June 30, 2000        June 30, 1999     March 31, 2000
----------------------------------------------------------------------------------------------------------------
Interest income and others                                   $1,684,062           $1,313,329         $5,729,653
Income from sale of special import licenses                           -                    -            426,407
Exchange gains                                                1,665,744            1,897,372          2,882,732

Others                                                           53,251                    -                  -
----------------------------------------------------------------------------------------------------------------
                                                             $3,403,057           $3,210,701         $9,038,792
================================================================================================================

1.20.14  Operating leases

The company has various operating leases for office buildings that are renewable on a periodic basis at its option. Rental expense for operating leases in the three months ended June 30, 2000 and 1999 and in fiscal 2000 were $ 738,059, $479,608 and $ 2,387,334, respectively. The operating leases are cancelable at the company's option.

The company leases some of its office space under several non-cancelable operating leases for periods ranging between three through ten years. The schedule of future minimum rental payments in respect of these leases is set out below.

              --------------------------------------------------
              Year ending June 30,
              --------------------------------------------------
              2001                                    $  992,485
              2002                                       940,330
              2003                                       941,052
              2004                                       962,623
              2005                                       476,366
              Thereafter                                 974,732
              --------------------------------------------------
                                                      $5,287,588
              ==================================================

1.20.15  Research and development

General and administrative expenses in the accompanying statements of income include research and development expenses of $ 744,453, $ 378,983 and $ 1,904,123 for the three months ended June 30, 2000 and 1999 and fiscal 2000, respectively.

1.20.16  Employees' Stock Offer Plans ("ESOP")

1994 Employees Stock Offer Plan (the "1994 Plan"): In September 1994, the company established the 1994 Plan which provided for the issuance of 6,000,000 warrants (as adjusted for the stock split effective June 1997, December 1998 and December 1999) to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Rs. 1 each and were purchased by the Trust using the proceeds of a loan obtained from the company. The Trust holds the warrants and transfers them to eligible employees at Rs. 1 each. Each warrant entitles the holder to purchase one of the company's equity shares at a price of Rs. 100 per share. The warrants and the equity shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999. The fair market value of each warrant is the market price of the underlying equity shares on the date of the grant.

In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares with the proceeds of a loan obtained from the company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 3,011,200 equity shares were issued to employees of the company who exercised stock purchase rights and 2,988,800 equity shares were issued to the Trust for future issuance to employees pursuant to the 1994 Plan. Following such exercise, there were no longer any rights to purchase equity shares from the company in connection with the 1994 Plan. Only equity shares held by the Trust remained for future issues to employees, subject to vesting provisions. The equity shares acquired upon the exercise of the warrants vests 100% upon the completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five-year vesting period. As of June 30, 2000, the company's outstanding equity shares included 520,800 equity shares held by the Trust of which 336,000 equity shares were allotted to employees, subject to vesting provisions and are included in the calculation of basic and diluted earnings per share. The remaining 184,800 equity shares were not considered outstanding for purposes of calculating diluted earnings per share. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

The company has elected to use the intrinsic value-based method of APB 25 to account for its employee stock-based compensation plan. Accordingly, in the three months ended June 30, 2000 and 1999 and fiscal 2000, the company recorded deferred compensation of Nil, $ 1,029,649 and $ 1,029,649, respectively for the difference, on the grant date, between the exercise price and the fair value as determined by quoted market prices of the common stock underlying the warrants. The deferred compensation is amortized on a straight-line basis over the vesting period of the warrants/equity shares.

In fiscal 1999, the company declared a stock split of two equity shares for each equity share outstanding to all its stockholders including participants in the 1994 Plan in the form of a stock dividend and consequently recognized an accelerated compensation charge at the time of the stock dividend amounting to $ 12,906,962.

  1998 Employees Stock Offer Plan (the "1998 Plan"). The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 American Depositary Shares ("ADS") to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by American Depositary Shares (ADSs). The board of directors or a committee of the board may administer the 1998 Plan. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

  1999 Stock Offer Plan (the "1999 Plan"). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising a maximum of seven members, the majority of whom are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value ("FMV"). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting.

  The activity in the warrants/equity shares of the 1994, 1998 and 1999 Employees Stock Offer Plans in the three months ended June 30, 2000 and 1999 and in fiscal 2000 is set out below.

  ------------------------------------------------------------------------------------------------------------
                                    Three months ended       Three months ended            Year ended
  ------------------------------------------------------------------------------------------------------------
                                       June 30, 2000             June 30, 1998           March 31, 2000
                                   Shares     Weighted       Shares     Weighted         Shares    Weighted
                                  arising      average      arising      average        arising     average
                                   out of     exercise       out of     exercise         out of    exercise
                                  options        price      options        price        options       price
  ------------------------------------------------------------------------------------------------------------
  1994 Option plan:
   Outstanding at the
    beginning of the period       341,400                   328,000                      328,000
   Granted                                                   30,000        $ 1.15         30,000    $  1.15
   Forfeited                       (5,400)     $  1.15       (3,000)       $ 1.15        (16,600)   $  1.15
   Exercised                            -            -            -             -              -          -
  ------------------------------------------------------------------------------------------------------------
   Outstanding at the
    end of the period             336,000                   355,000                      341,400
  -----------------------------------------------------------------------------------------------------------
   Exercisable at the end
    of the period                 336,000                   355,000                      341,400
   Weighted-average fair value
    of grants during the period
    at less than market                                                    $35.48                   $ 35.48
                                                                           ======                   =======
  1998 Option plan:
   Outstanding at the
    beginning of the period       344,750                   213,000                      213,000
   Granted                         73,350      $324.36            -             -        147,150    $228.60
   Forfeited                       (5,750)     $415.72            -             -         (3,500)   $ 34.00
   Exercised                         (667)     $ 34.00            -             -        (11,900)   $ 34.00
  ------------------------------------------------------------------------------------------------------------
   Outstanding at the end
    of the period                 411,683                   213,000                       344,750
  -------------------------------------------------------------------------------------------------------------
   Exercisable at the end
    of the period                 411,683                   213,000                       344,750
   Weighted-average fair value
    of grants during the period                $324.36                          -                   $228.60
                                                                                                    =======

  1999 Option plan:
  Outstanding at the beginning
   of the period                  1,006,800                                        -          -
  Granted                           658,650    $131.97                     1,014,500    $ 99.12
  Forfeited                         (23,600)   $131.89                        (7,700)   $127.98
  Exercised                               -          -                             -          -
  ---------------------------------------------------------------------------------------------
  Outstanding at the end of the
   period                         1,641,850                                1,006,800
  ---------------------------------------------------------------------------------------------
  Exercisable at the end of the
   period                         1,641,850                                1,006,800
  Weighted-average fair value
   of grants during the period
                                               $131.97                                  $ 99.12
  ---------------------------------------------------------------------------------------------

  1.20.16  Employees' Stock Offer Plans (continued)

  The following table summarizes information about stock options outstanding as of June 30, 2000:

                                                        Outstanding                                            Exercisable
  ----------------------------------------------------------------------------------------------------------------------------------
                               Number of shares   Weighted average                            Number of shares
  Range of exercise prices     arising out of     remaining            Weighted average       arising out of      Weighted average
                               options            contractual life     exercise price         options             exercise price
  ----------------------------------------------------------------------------------------------------------------------------------
  $ 1.15 - $ 324.36              2,389,533          2.52 years            $103.19               2,389,533           $103.19
  ----------------------------------------------------------------------------------------------------------------------------------

  1.20.17  Income taxes

  The provision for income taxes comprises:

  --------------------------------------------------------------------------------------------------------
                                                    Three months ended                          Year ended
                                        June 30, 2000             June 30, 1999             March 31, 2000
  --------------------------------------------------------------------------------------------------------
  Current taxes
  Domestic taxes                           $1,063,487                $  642,873                 $2,505,952
  Foreign taxes                             2,032,140                 1,227,303                  6,538,256
  --------------------------------------------------------------------------------------------------------
                                            3,095,627                 1,870,176                  9,044,208
  Deferred taxes
  Domestic taxes                             (118,795)                  336,126                   (850,891)
  Foreign taxes                                     -                         -                          -
  --------------------------------------------------------------------------------------------------------
                                             (118,795)                  336,126                   (850,891)
  --------------------------------------------------------------------------------------------------------
  Aggregate taxes                          $2,976,832                $2,206,302                 $8,193,317
  ========================================================================================================

  The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are as follows:

--------------------------------------------------------------------------------------------------------------------
                                                             Three months ended                           Year ended
                                                   June 30, 2000            June 30, 1999             March 31, 2000
  ------------------------------------------------------------------------------------------------------------------
  Deferred tax assets:
  Property, plant and equipment                        2,685,061               $1,379,249                 $2,480,883
  Others                                                 226,083                        -                    195,383
  ------------------------------------------------------------------------------------------------------------------
                                                       2,911,144                1,379,249                  2,676,266
  Less: Valuation allowance                             (226,083)                       -                   (110,000)
  ------------------------------------------------------------------------------------------------------------------
  Net deferred tax assets                             $2,685,061               $1,379,249                 $2,566,266
  ==================================================================================================================

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at June 30, 2000. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

  A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before provision for income taxes is summarized below.

                                                                     Three months ended                          Year ended
                                                            June 30, 2000          June 30, 1999             March 31, 2000
   ------------------------------------------------------------------------------------------------------------------------
   Net income before taxes                                   $ 29,808,505            $15,517,181               $ 69,537,845
   Enacted tax rates in India                                        38.5%                  38.5%                      38.5%
   ------------------------------------------------------------------------------------------------------------------------
   Computed expected tax expense                               11,476,274              5,974,115                 26,772,070
   Less: Tax effect due to non-taxable export
    income                                                    (11,331,368)            (5,916,567)               (24,019,942)

    Others                                                        483,675                378,349                 (1,121,972)
   Effect of tax rate change                                            -                543,102                    (29,771)
   Effect of prior period tax adjustments                         316,111                      -                     54,676
   ------------------------------------------------------------------------------------------------------------------------
   Provision for domestic income taxes                            944,692                978,999                  1,655,061
   Effect of tax on foreign income                              2,032,140              1,227,303                  6,538,256
  -------------------------------------------------------------------------------------------------------------------------
   Aggregate taxes                                           $  2,976,832            $ 2,206,302               $  8,193,317
  =========================================================================================================================

  The provision for foreign taxes is due to income taxes payable overseas, principally in the United States. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks"; and
  (ii) a tax deduction for profits derived from exporting computer software. All but one of the company's software development facilities are located in designated Software Technology Parks. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates.

  1.20.18  Earnings per share

  A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below.

  --------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended                     Year ended
                                                             June 30, 2000        June 30, 1999         March 31, 2000
  --------------------------------------------------------------------------------------------------------------------
    Basic earnings per equity share - weighted average
     number of common shares outstanding excluding
     unallocated shares of ESOP                                 65,977,267           65,688,666             65,659,625
    Effect of dilutive common equivalent shares - stock
     options outstanding                                         1,304,652                    -                204,365
  --------------------------------------------------------------------------------------------------------------------
    Diluted earnings per equity share - weighted average
     number of common shares and common equivalent shares
     outstanding                                                67,281,919           65,688,666             65,863,990
  --------------------------------------------------------------------------------------------------------------------

  1.20.19  Lines of credit

  The company has a line of credit from its bankers for its working capital requirement of $ 1,120,000 bearing interest at prime lending rates as applicable from time to time. The prime lending rate of interest as of June 30, 2000 was 15.5%. This line of credit is secured by inventories and accounts receivable. The line of credit contains certain financial covenants and restrictions on indebtedness and is renewable every 12 months. As of June 30, 2000, the company had no balance outstanding under this facility.

  1.20.20  Financial instruments

  Foreign exchange forward contracts

  The company enters into foreign exchange forward contracts to offset the foreign currency risk arising from the accounts receivable denominated in currencies other than the Indian rupee, primarily the US dollar. The counter party to the company's foreign currency forward contracts is generally a bank. Management believes that the risks or economic consequences of non-performance by the counter party are not material to its financial position or results of operations. There were no significant foreign exchange gains and losses on foreign exchange forward contracts during the three months ended June 30, 2000 and 1999 and fiscal 2000. Open foreign exchange forward contracts as of June 30, 2000, June 30, 1999 and March 31, 2000 were Nil, $ 6,000,000 and Nil, respectively.

  1.20.21   Segment reporting

  1.20.21.1 Revenue by geographic area

  --------------------------------------------------------------------------
                                 Three months ended            Year ended
                         June 30, 2000      June 30, 1999    March 31, 2000
  --------------------------------------------------------------------------
    North America         $59,785,038        $30,754,911        $158,723,649
    Europe                 13,766,329          6,512,367          30,064,939
    India                   1,013,388          2,064,547           2,912,091
    Rest of the world       5,693,078            397,075          11,743,075
  --------------------------------------------------------------------------
                          $80,257,833        $39,728,900        $203,443,754
  ==========================================================================

  SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information requires that an enterprise report a measure of profit or loss and total assets for each reportable segment. Certain expenses such as personnel costs, communication, depreciation on plant and machinery, etc., which form a significant component of total expenses, are not specifically allocable to these geographic segments as the underlying services are used interchangeably between reportable segments. Management believes that it is not practical to provide segment disclosures relating to segment costs and expenses, and consequently segment profits or losses, since a realistic allocation cannot be made. The fixed assets used in the company's business are not identifiable to any particular reportable segment and can be used interchangeably among segments. Consequently, management believes that it is not practical to provide segment disclosures relating to total assets since a realistic analysis among the various geographic segments is not possible.

  1.20.21.2  Significant clients

  No client accounted for more than 10% of the revenues in the three months ended June 30, 2000 and 1999 and fiscal 2000, respectively.

  1.20.22  Commitments and contingencies

  The company has outstanding performance guarantees for various statutory purposes totaling $ 1,279,794, $ 652,175 and $ 1,207,110 as of June 30, 2000,
  June 30, 1999 and March 31, 2000, respectively. These guarantees are generally provided to governmental agencies.

  1.20.23  Litigation

  The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

  1.20.24  Non-monetary transaction

  During the three months ended June 30, 2000, the company transferred certain Intellectual Property Rights ("IPR") that it had developed and owned in a product called OnScan to OnScan Inc. OnScan is a comprehensive web-enabled wireless notification product. In exchange for the transfer, the company received consideration in the form of securities including 100,000 Common Stock, par value $ 0.01 each, 100,000 Series A Voting Convertible Preferred Stock, par value $ 0.0001 each and 4,400,000 Series A Nonvoting Convertible Preferred Stock, par value $ 0.0001 each. Convertible Preferred Stock is convertible into Common Stock automatically upon the closing of an Initial Public Offering by OnScan Inc.

  As of June 30, 2000, the company's controlling interest in OnScan Inc. was approximately 12%. The transfer was recorded at historic cost and, accordingly, no gain was recognized on this transaction as of the date of transfer of the IPR.

Item 2. Management Discussion and Analysis of Financial Conditions and Results of Operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the Prospectus filed with the SEC, the factors discussed in the Form 20-F filed with the SEC, and those factors discussed elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with the company's financial statements included herein and the notes thereto.

     2.1  Overview

     Infosys Technologies Limited (the "company") is a publicly held company providing information technology ("IT") solutions to Fortune 1000 and emerging new economy companies. Infosys' range of services includes IT consulting, IT architecture, application development, e-commerce and Internet consulting, and software maintenance. In addition, the company develops and markets certain software products. From fiscal 1995 through fiscal 2000, total revenue increased from $ 18.1 million to $ 203.4 million, the number of the company's software professionals worldwide increased from approximately 585 to approximately 4,625 and the number of its India-based software development centers increased from two to seventeen. The company also operationalized one global development center at Toronto, Canada in fiscal 2000.

     The company's revenues are generated principally from software services provided either on a fixed-price, fixed-time frame or a time-and-materials basis. Revenues from services provided on a time-and-materials basis are recognized in the month that services are provided and related costs are incurred. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Cost of completion estimates are subject to periodic revisions. Although the company has revised its project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on the company's operating results or financial condition. Since the company bears the risk of cost overruns and inflation with respect to its fixed-price, fixed-time frame projects, the company's operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. The company also develops and markets certain software products, including banking software that is licensed primarily to clients in Asia and Africa. Such software products represented 2.4% of total revenue during the three months ended June 30, 2000. The company derived 74.5% of its total revenue from North America, 17.1% from Europe, 1.3% from India and 7.1% from the rest of the world during the three months ended June 30, 2000.

     During the three months ended June 30, 2000 and June 30, 1999, the company derived 28.7% and 6.4% of its total revenue, respectively, from internet and e-commerce projects. Due to shorter time-to-market considerations, e-business projects necessitate higher interaction with clients. This results in a higher proportion of services being performed at client sites. Services performed at a client site typically generate higher per capita revenues, but lower gross margins, than the same quantum of services performed at the company's own facilities. Consequently, any increase in work at client sites can decrease gross margins of the company.

     Cost of revenue consists, primarily, of salary and other compensation expenses, depreciation, data communication expenses, computer maintenance, cost of software purchased for internal use, certain pre-opening expenses for new software development centers, and foreign travel expenses. The company depreciates personal computers and servers over two years and mainframe computers over three years. Third party software is expensed in the period in which it is acquired.

     The company assumes full project management responsibility for each project that it undertakes. Approximately 63% of the work on a project is performed at the company's facilities in India, and the balance of the work is performed at the client site. The proportion of work performed at company facilities and at client sites varies from quarter to quarter. The company charges higher rates and incurs higher compensation expenses for work performed at a client site. Services performed at a client site typically generate higher revenues per capita, but at a lower gross margin, than the same quantum of services performed at company facilities in India. As a result, total revenues, cost of revenues and gross profit in absolute terms, and as a percentage of revenue, fluctuate from quarter to quarter based on the proportions of work performed offshore at company facilities and at client sites.

     Revenue and gross profits are also affected by employee utilization rates. Utilization rates depend, among other factors, on the number of employees enrolled for in-house training programs, particularly the 14-week classroom training course provided to new employees. Since a large percentage of new hires begin their training in the second quarter, utilization rates have historically been lower in the second and third quarters of a fiscal year.

     Selling and marketing expenses primarily consist of expenses relating to advertising, brand building, sales and marketing office leasing, salaries of marketing personnel and travel. General and administrative expenses consist of expenses relating to communications, finance and administration, legal and professional charges, management, rent, salary and other compensation, travel and miscellaneous administrative costs.

     Other income includes interest income and foreign currency exchange gains.

     The company also intends to substantially expand its software development infrastructure in India. The company had committed $26.6 million towards various capital acquisitions as of June 30, 2000. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure. The company intends to spend approximately $ 56.0 million on various capital acquisitions during fiscal 2001 and intends to use its internal accruals to fund this expansion.

     2.2    Results of operations

     2.2.1 Three months ended June 30, 2000 compared to three months ended June 30, 1999

     Revenue. Total revenues were $ 80.3 million for the three months ended June 30, 2000, representing an increase of 102.0% over total revenues of $ 39.7 million during the same period in the fiscal 2000. Revenues continued to increase in all segments of the company's services. Custom software development, re-engineering, maintenance and software development through OSDCs formed a majority of the company's revenues. The increase in revenues was attributable, in part, to a substantial increase in business from certain existing clients and from certain new clients, particularly in the insurance, banking and financial services, and telecommunications industries. Net sales of Bancs2000 and other products represented 2.4% of total revenues for the three months ended June 30, 2000 as compared to 1.5% in the corresponding period in fiscal 2000. Revenue from services represented 97.6% of total revenues for the three months ended June 30, 2000 as compared to 98.5% in the corresponding period in fiscal 2000. Revenue from fixed-price, fixed-time frame and time-and-materials contracts represented 26.6% and 73.4%, respectively, of total revenues in the three months ended June 30, 2000 as compared to 30.9% and 69.1%, respectively, in the three months ended June 30, 1999. Revenue from North America and Europe represented 74.5% and 17.1%, respectively, of total revenue for the three months ended June 30, 2000 as compared to 77.4% and 16.4%, respectively, during the same period in fiscal 2000.

     Cost of Revenues. Cost of revenues was $ 42.0 million for the three months ended June 30, 2000, representing an increase of 103.5% over the cost of revenues of $ 20.6 million for the same period in fiscal 2000. Cost of revenues represented 52.3% and 51.9% of total revenues for the three months ended June 30, 2000 and June 30, 1999, respectively. This increase in costs as a percentage of total revenues was attributable to an increase in personnel costs arising out of annual salary increments effective April 1, 2000 and increased personnel costs for new hires. Cost of revenues for services represented 52.1% and 51.0% of revenues from services for the three months ended June 30, 2000 and June 30, 1999, respectively. Cost of revenue for product sales represented 59.9% and 108.4% of revenues for product sales for the quarters ended June 30, 2000 and June 30, 1999, respectively.

     Gross Profit. Gross profit was $ 38.3 million for the three months ended June 30, 2000 representing an increase of 100.4% over gross profit of $
     19.1 million for the three months ended June 30, 1999. This increase was attributable to a favorable business mix and a decrease in depreciation expense. As a percentage of total revenues, gross profit decreased to 47.7% for the three months ended June 30, 2000 from 48.1% for the corresponding period in fiscal 2000. This decrease was attributable to an increase in personnel costs arising out of annual salary increments effective April 1, 2000 and increased personnel costs for new hires. Gross profit from services was $ 37.5 million for the three months ended June 30, 2000, an increase of 95.3% over gross profit of $ 19.2 million for the three months ended June 30, 1999. The gross profit from the sales of Bancs2000 and other products was $0.8 million for the three months ended June 30, 2000 as compared to the gross loss of $0.05 million for the corresponding period in fiscal 2000. As a percentage of service revenues, gross profit from services decreased to 47.9% for the three months ended June 30, 2000 from 49.0% for the three months ended June 30, 1999. Gross profit from product sales, as a percentage of product revenues, was 40.1% for the three months ended June 30, 2000 as compared to a gross loss from product sales of 8.4% for the corresponding period in fiscal 2000.

     Selling and marketing expenses. Sales and marketing expenses were $ 4.2 million in the three months ended June 30, 2000, an increase of 68.6% over sales and marketing expenses of $ 2.5 million in the three months ended June 30, 1999. As a percentage of total revenues, sales and marketing expenses decreased to 5.2% in the three months ended June 30, 2000 from 6.3% for the three months ended June 30, 1999 due to the benefits from economies of scale of operations. The number of sales offices increased to 22 as of June 30, 2000, from 17 as of

     June 30, 1999. As of June 30, 2000, the number of sales and marketing personnel increased to 80, up from 65 as of June 30, 1999.

     General and administrative expenses. General and administrative expenses were $ 6.4 million for the three months ended 2000, representing an increase of 109.5% over general and administrative expenses of $ 3.1 million for the three months ended June 30, 1999. General and administrative expenses were 8.0% and 7.7% of total revenues for the three months ended June 30, 2000 and 1999, respectively. This increase in general and administrative expenses as a percentage of revenues was primarily attributable to an increase in management, finance and administrative costs.

     Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $1.3 million in each of the three months ended June 30, 2000 and 1999. Deferred stock compensation expense reflects the continued amortization of compensation expense from stock purchase rights granted in prior periods.

     Operating Income. Operating income was $26.4 million for the three months ended June 30, 2000, an increase of 114.6% over the operating income of $12.3 million for the corresponding period in fiscal 2000. As a percentage of revenues, operating income increased to 32.9% for the three months ended June 30, 2000 from 31.0% for the corresponding period in fiscal 2000.

     Other Income. Other income was $3.4 million for the three months ended June 30, 2000 as compared to $3.2 million for the corresponding period in fiscal 2000. Other income during the three months ended June 30, 2000 includes $1.7 million arising from exchange differences on translation of foreign currency deposits and interest income of $1.7 million earned on proceeds fromthe issue of American Depositary Shares. Other income for the three months ended June 30, 1999 includes $ 1.9 million from exchange differences on translation of foreign currency deposits and interest income of $1.3 million earned on proceeds from the issue of American Depositary Shares.

     Provision for Income Taxes. Provision for income taxes was $3.0 million for the three months ended June 30, 2000 as compared to $2.2 million for the corresponding period in fiscal 2000. The company's effective tax rate decreased to 10.0% for the three months ended June 30, 2000 as compared to 14.2% for the corresponding period in fiscal 2000. The effective tax rate decreased as additional company operations became eligible for Government of India sponsored tax holidays and tax exemptions.

     Net Income. Net income was $ 26.8 million for the three months ended June 30, 2000, an increase of 101.6% over net income of $13.3 million for the corresponding period in fiscal 2000. As a percentage of total revenues, net income decreased marginally to 33.4% for the three months ended June 30, 2000 from 33.5% for the corresponding period in fiscal 2000.

     2.3   Liquidity and capital resources

     The growth of the company has been financed largely from cash generated from operations and, to a lesser extent, from the proceeds of equity issues and borrowings. In 1993, the company raised approximately $ 4.4 million in gross aggregate proceeds from its initial public offering of equity shares on Indian stock exchanges. In 1994, the company raised an additional $7.7 million through private placements of its equity shares with foreign institutional investors. In 1999, the company raised $66.3 million through the issue of American Depositary Shares (ADSs). As of June 30, 2000, the company had $ 105.8 million in cash and cash equivalents, $ 139.1 million in working capital and no outstanding bank borrowings. As of June 30, 2000, the company also had an aggregate of $1.2 million in working capital lines of credit with two commercial banks.

     Net cash provided by operating activities was $ 20.6 million and $ 13.4 million in the three months ended June 30, 2000 and 1999, respectively. Net cash provided by operations consisted primarily of net income offset, in part, by an increase in accounts receivable. In recent years, accounts receivable increased at a rate faster than revenues. Accounts receivable as a percentage of total revenue, represented 15.9% and 15.5% for the three months ended June 30, 2000 and 1999, respectively. Further, the average days outstanding of accounts receivable has increased in the 0-30 day aging period and decreased in the 31-60, 61-90 and greater than 90 day aging periods. The company believes that this is due to improvedaccount collection practices. The company's policy on accounts receivable includes a periodic review of its accounts receivable, including a review of the age, amount, and quality of each account receivable; the relationship with, size of, and history of the client; and the quality of service delivered by the company to the client, to determine the classification of an account receivable. Should the review so demand, the company will classify the accounts into secured and unsecured accounts, and further subclassified between good or doubtful accounts. The company makes provisions for all accounts receivable classified as unsecured or doubtful and for all accounts receivable that are outstanding more than 180 days.

     Prepaid expenses and other current assets increased by $ 1.3 million and $
     0.9 million during the three months ended June 30, 2000 and 1999, respectively. The increases in both periods were primarily due to increases in loans to employees.

     Unearned revenue as of June 30, 2000 was $ 14.4 million compared to $ 5.2 million as of June 30, 1999 and consists primarily of advance client billings on fixed-price, fixed-time frame contracts for which related costs were not yet incurred. The proportion of fixed-price contracts under which the company was entitled to bill clients in advance increased as of June 30, 2000 over the prior year.

     Net cash used in investing activities was $ 22.1 million and $5.3 million in the three months ended June 30, 2000 and 1999, respectively. Net cash used in investing activities in the first quarter of fiscal 2000 and 1999 consisted primarily of $ 18.1 million and $ 4.3 million, respectively, for property, plant and equipment. Additionally, the company purchased convertible preferred stock in CiDRA Corporation amounting to US$ 3 million during the three months ended June 30, 2000.

     Publicly-traded Indian companies customarily pay dividends. The company paid cash dividends of $ 4.7 million in the three months ended June 30, 2000 and no dividends in the three months ended June 30, 1999. In fiscal 2000, the company declared a dividend of $ 7.26 million, which was paid partly in fiscal 2000

     As of June 30, 2000, the company had contractual commitments for capital expenditure of $ 26.6 million.

     2.4   Reconciliation between the US and the Indian GAAP

     There are material differences between the financial statements prepared in Indian and U.S. GAAP. The material differences primarily attributable to provision for deferred taxes, accounting for stock-based compensation and valuation of short-term investments, (which are marked to market and adjusted against retained earnings) and the consolidation of accounts of subsidiary, as required by U.S. GAAP. Indian GAAP does not require a provision for deferred taxes, amortization of deferred stock compensation, the consolidation of accounts of subsidiaries and only requires a provision for diminution in the value of current investments.

----------------------------------------------------------------------------------------------------
Reconciliation of net income                                              Three months ended
                                                                  June 30, 2000        June 30, 1999
----------------------------------------------------------------------------------------------------
Net profit as per Indian GAAP                                     $28,565,885          $14,119,925
 Adjustments:
Amortization of deferred stock compensation                        (1,275,796)          (1,250,100)
Provision for retirement benefits to employees                        741,000                   -
Deferred income taxes                                                 118,795             (336,126)
Transfer of intellectual property rights(net of tax)               (1,230,824)                  -
Provision for contingencies                                           (87,387)             777,180
Net income as per US GAAP                                         $26,831,673          $13,310,879
----------------------------------------------------------------------------------------------------

     2.5      Investments

        2.5.1 Yantra Corporation

     Prior to October 20, 1998, the company owned a majority of the voting stock of Yantra. As a result, all of Yantra's operating losses through October 20, 1998 were recognized in the company's consolidated financial statements. For fiscal 1998 and fiscal 1999, Yantra's losses recognized in the company's financial statements were $ 1.6 million and $ 2.0 million, respectively. On October 20, 1998, the company sold a portion of Yantra's shares held by it, thereby reducing its interest to less than one-half of the voting stock of Yantra. The company continues to own all of the outstanding common stock of Yantra, but has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, Yantra's results after October 20, 1998 were not recognized in the company's financial statements under U.S. GAAP. Yantra's revenues were $ 1.3 million and $ 2.0 million for fiscal 1998 and for the period ended October 20, 1998, respectively, while gross profits were $ 574,000 and $ 546,000, respectively, for these same periods. Yantra's revenues were 1.9% and 2.3% of the company's revenues for fiscal 1998 and for the period ended October 20, 1998, respectively. Its gross profits were 2.0% and 1.4% of the company's gross profits for these same periods. Yantra currently provides e-commerce operations solutions through PureEcommerce(TM), a scalable web-based solution that facilitates real-time transaction management across the extraprise. On June 14, 1999, Yantra sold Series C Convertible Preferred Stock in the amount of $ 15 million to unrelated existing and new investors, further reducing the company's voting control to approximately 25%.

     2.5.2    Other Investments

     During the three months ended June 30, 2000, the company invested in OnScan Inc., a Delaware corporation by transferring the rights to its proprietary technology also named OnScan in exchange for 100,000 shares of Common Stock, par value $ 0.01 per share; 100,000 shares of Series A Voting Convertible Preferred Stock, par value $ 0.0001 per share and 4,400,000 shares of Series A Nonvoting Convertible Preferred Stock, par value

     $ 0.0001 per share. The company's voting interest represents approximately 12% of OnScan Inc. voting securities.

     During the same period, the company also invested in CiDRA Corporation by purchasing 33,333 shares of Series D Convertible Preferred Stock of CiDRA, par value $ 0.01 per share for an aggregate investment of $ 2,999,970.

     2.6      Principles of Currency Translation

     In the three months ended June 30, 2000, over 96% of the company's revenues were generated in U.S. dollars and European currencies. A majority of the company's expenses were incurred in rupees, and the balance was incurred in U.S. dollars and European currencies. The functional currency of the company is the Indian rupee. Revenues generated in foreign currencies are translated into Indian rupees using the exchange rate prevailing on the dates revenues are recognized. Expenses of overseas operations incurred in foreign currencies are translated into Indian rupees at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities of foreign branches held in foreign currency are translated into Indian rupees at the end of the applicable reporting period. For U.S. GAAP reporting, the financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar.

     2.7      Income Tax Matters

     The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include:
     (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). All but one of the company's software development facilities are located in a designated Software Technology Park ("STP"). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP tax holiday available to such companies is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier. Additionally, the export deduction will be phased out equally over a period of five years starting from fiscal 2001. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates. There is no assurance that the Government of India will continue to provide these incentives. The company pays corporate income tax in foreign countries on income derived from operations in those countries.

     2.8      Effects of Inflation

     The company's most significant costs are salaries and related benefits for its employees. Competition in India and the United States for IT professionals with the advanced technological skills necessary to perform the services offered by the company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the company must adequately anticipate wage increases and other cost increases, particularly on its long-term contracts. Historically, the company's wage costs in India have been significantly lower than prevailing wage costs in the United States for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the United States. There can be no assurance that the company will be able to recover cost increases through increases in the prices that it charges for its services in the United States.

     2.9      Year 2000 Compliance

     The company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant. The company believes that its internal systems are substantially Year 2000 compliant. As of the date of this Quarterly Report, the company has not experienced any material Year 2000 related problems. However, there can be no assurance that modifications and upgrades made to its internal systems will be able to anticipate all of the problems resulting from the actual impact of the Year 2000 problem. There can also be no assurance that the company may not face any problems in the future.

     2.10   Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes standards for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives either as assets or liabilities in the balance sheet as well as establishing specific accounting rules for certain types of hedges. SFAS 133 is effective for all fiscal years beginning after June 15, 1999 and will be adopted by the company when required, if not earlier. Adoption of SFAS 133 is not expected to have a material adverse effect on the company's business, financial condition and results of operations.

     2.11     Risk factors

     2.11.1   Management of growth

     The company has experienced significant growth in recent periods. The company's revenues in the three months ended June 30, 2000 grew by 102.0% over the three months ended June 30, 1999. As of June 30, 2000, the company employed approximately 5,590 software professionals worldwide with 17 software development facilities in India as compared to approximately 3,320 with 11 facilities as of June 30, 1999. The company's growth is expected to place significant demands on its management and other resources and will require it to continue to develop and improve its operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in: recruiting and retaining sufficient skilled technical, marketing and management personnel; providing adequate training and supervision to maintain the company's high quality standards; and preserving the company's culture and values and its entrepreneurial environment. The company's inability to manage its growth effectively could have a material adverse effect on the quality of the company's services and projects, its ability to attract clients as well as skilled personnel, its business prospects, and its results of operations and financial condition.

     2.11.2   Potential fluctuations in future operating results

     Historically, the company's operating results have fluctuated, and may continue to fluctuate in future, depending on a number of factors, including: the size, timing and profitability of significant projects; the proportion of services that are performed at client sites rather than at the company's offshore facilities; the accuracy of estimates of resources and time required to complete ongoing projects, particularly projects performed under fixed-price, fixed-time frame contracts; a change in the mix of services provided to its clients or in the relative proportion of services and product revenues; the timing of tax holidays and other Government of India incentives; the effect of seasonal hiring patterns and the time required to train and productively utilize new employees; the size and timing of facilities expansion; unanticipated increases in wage rates; the company's success in expanding its sales and marketing programs; currency exchange rate fluctuations and other general economic factors. A high percentage of the company's operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. The company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the company's equity shares and ADSs are likely to be materially adversely affected.

     2.11.3  Risks related to investments in Indian securities

     The company is incorporated in India and substantially all of its assets, and a substantial majority of its employees are located in India. Consequently, the company's performance may be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policy, as well as political, social and economic developments affecting India.

     Political and economic environment. During the past decade and particularly since 1991, the Government of India has pursued policies of economic liberalization, including significant relaxations of restrictions on the private sector. Nevertheless, the role of the Indian central and state Governments in the Indian economy as producers, consumers and regulators has remained significant. Additionally, since 1996, the Government of India has changed three times. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continuation of the economic liberalization policies pursued by previous governments and has, in addition, set up a special IT task force to promote the IT industry. However, the speed of economic liberalization could change, and specific laws and policies affecting IT companies, foreign investment, currency exchange rates and other matters affecting investment in the company's securities could change as well. Further, there can be no assurance that the liberalization policies will continue in the future. A significant change in the Government of India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and the company's business in particular. South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies and on the business of the company.

     In recent years, financial turmoil in certain Asian countries, Russia and elsewhere in the world have affected market prices in the world's securities markets, including the United States and Indian markets. Events of this nature could cause decreases in the securities prices on United States and Indian stock exchanges, including the market prices of the company's equity shares and ADSs.

     Government of India incentives and regulation. The company benefits from a variety of incentives given to software firms in India, such as relief from import duties on hardware, a tax exemption for income derived from software exports, and tax holidays and infrastructure support for companies, such as Infosys, operating in specially designated "Software Technology Parks". There can be no assurance that these incentives will continue in future. Further, there is a risk that changes in tax rates or laws affecting foreign investment, currency exchange rates or other regulations will render the Government of India's regulatory scheme less favorable to the company and could adversely affect the market price of the company's equity shares and its ADSs. Should the regulations and incentives promulgated by the Government of India become less favorable to the company, the company's results of operations and financial condition could be adversely affected.

     Restrictions on foreign investment. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act, 1999. In certain emerging markets, including India, Global Depositary Shares and ADSs may trade at a discount or premium, as the case may be, to the underlying shares, in part because of restrictions on foreign ownership of the underlying shares. In addition, under current Indian laws and regulations, the Depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. Therefore, a holder of ADSs who surrenders ADSs and withdraws equity shares is not permitted subsequently to deposit such equity shares and obtain ADSs nor would a holder to whom such equity shares are transferred be permitted to deposit such equity shares. This inability to convert equity shares into ADSs increases the probability that the price of the ADSs will not trade on par with the price of the equity shares as quoted on the Indian stock exchanges. Holders who seek to sell in India any equity shares withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will have to obtain Reserve Bank of India ("RBI") approval for each such transaction. Further, under current Indian regulations and practice, the approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. There can be no assurance that any such approval can be obtained.

     Exchange rate fluctuations. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the five-year period from March 31, 1995 through March 31, 2000, the value of the rupee against the U.S. dollar declined by approximately 38.9%. For the three months ended June 30, 2000 and for fiscal 2000 and 1999, the company's U.S. dollar-denominated revenues represented 89.4%, 88.3% and 88.1%, respectively, of total revenues. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar. The company has in the past sought to reduce the effect of exchange rate fluctuations on operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable on a need basis. These contracts typically mature within three months, must be settled on the day of maturity and may be canceled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. The company uses these instruments only as a hedging mechanism and not for speculative purposes. As of June 30, 2000, the company had no outstanding forward contracts and is currently not actively hedging against exchange rate fluctuations. There can be no assurance that the company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Devaluation of the rupee will result in foreign currency translation losses. For example, for the three months ended June 30, 2000 and for fiscal 2000 and fiscal 1999, the company's foreign currency translation losses were approximately $ 4.6 million, $ 5.0 million and $ 2.1 million, respectively.

     Fluctuations in the exchange rate between the rupee and the U.S. dollar also will affect the U.S. dollar conversion by the Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of equity shares on the Indian Stock Exchanges and, as a result, are likely to affect the market prices of the ADSs in the United States, and vice versa. Such fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. There can be no assurance that holders will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur.

     2.11.4   Substantial investment in new facilities

     As of June 30, 2000, the company had contractual commitments of $ 26.6 million for capital expenditure and has budgeted for significant expansion of infrastructure in the near future. Since such an expansion will significantly increase the company's fixed costs, the company's results of operations will be materially adversely affected if the company is unable to grow its business proportionately. Although the company has successfully developed new facilities in the past, there can be no assurance that the company will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all.

     2.11.5   Restrictions on US immigration

     The company's professionals who work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of June 30, 2000, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (912 persons) or L-1 visas (330 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In years in which this limit is reached, the company may be unable to obtain the H-1B visas necessary to bring its critical Indian IT professionals to the United States on an extended basis. This limit was reached in March 2000 by the U.S. Government for its fiscal year ended September 30, 2000 and in May 1999 for the fiscal year ended September 30, 1999. While the company anticipated that such limit would be reached prior to the end of the US government's fiscal year and made efforts to plan accordingly, there can be no assurance that the company will continue to be able to obtain a sufficient number of H-1B visas. Changes in existing U.S. immigration laws that make it more difficult for the company to obtain H-1B and L-1 visas could impair the company's ability to compete for and provide services to clients and could have a material adverse effect on the company's results of operations and financial condition.

     2.11.6   Risks related to international operations

     While most of the company's software development facilities are currently located in India, the company intends to develop new software development facilities in other regions, including potentially South-East Asia, Latin America and Europe. The company has not yet made substantial contractual commitments to develop such new software development facilities, and there can be no assurance that the company will not significantly alter or reduce its proposed expansion plans. The company's lack of experience with facilities outside of India subject the company to further risk with regard to foreign regulation and overseas facilities management. Increasing the number of software development facilities and the scope of operations outside of India subjects the company to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency exchange rate fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. Such developments could have a material adverse effect on the company's business, results of operations and financial condition.

     2.11.7   Dependence on skilled personnel; risks of wage inflation

     The company's ability to execute project engagements and to obtain new clients depends, in large part, on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. An inability to hire and retain additional qualified personnel will impair the company's ability to bid for or obtain new projects and to continue to expand its business. The company believes that there is significant competition for IT professionals with the skills necessary to perform the services offered by the company. There can be no assurance that the company will be able to assimilate and manage new IT professionals effectively. Any increase in the attrition rates experienced by the company, particularly the rate of attrition of experienced software engineers and project managers, would adversely affect the company's results of operations and financial condition. There can be no assurance that the company will be successful in recruiting and retaining a sufficient number of replacement IT professionals with the requisite skills to replace those IT professionals who leave. Further, there can be no assurance that the company will be able to redeploy and retrain its IT professionals to keep pace with continuing changes in IT, evolving standards and changing client preferences. Historically, the company's wage costs in India have been significantly lower than wage costs in the United States for comparably skilled IT professionals. However, wage costs in India are presently increasing at a faster rate than those in the United States. In the long-term, wage increases may have an adverse effect on the company's profit margins unless the company is able to continue increasing the efficiency and productivity of its professionals.

     2.11.8   Client concentration

     The company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large corporate clients. For the three months ended June 30, 2000 and for fiscal 2000 and 1999, the company's largest client accounted for 7.0%, 7.2% and 6.4%, respectively, of the company's total revenues and its five largest clients accounted for 24.7%, 30.2% and 28.4%, respectively, of the company's total revenues. The volume of work performed for specific clients is likely to vary from year to year, particularly since the company is usually not the exclusive outside software service provider for its clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. The loss of any large client could have a material adverse effect on the company's results of operations and financial condition. Since many of the contracted projects are critical to the operations of its clients' businesses, any failure to meet client expectations could result in a cancellation or non-renewal of a contract. However, there are a number of factors other than the company's performance that could cause the loss of a client and that may not be predictable. For example, in 1995, the company chose to reduce significantly the services provided to its then-largest client rather than accept the price reductions and increased company resources sought by the client. In other circumstances, the company reduced significantly the services provided to its client when the client either changed its outsourcing strategy by moving more work in-house and reducing the number of its vendors, or replaced its existing software with packaged software supported by the licensor. There can be no assurance that the same circumstances may not arise in future.

     2.11.9   Fixed-price, fixed-time frame contracts

     As a core element of its business strategy, the company continues to offer a significant portion of its services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although the company uses specified software engineering processes and its past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, the company bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. The company's failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the company's results of operations and financial condition.

     2.11.10  Infrastructure and potential disruption in telecommunications

     A significant element of the company's business strategy is to continue to leverage its various software development centers in Bangalore, Bhubaneswar, Chennai, Mangalore, Pune, Hyderabad, Mohali and Mysore, India and to expand the number of such centers in India as well as outside India. The company believes that the use of a strategically located network of software development centers will provide the company with cost advantages, the ability to attract highly skilled personnel in various regions, the ability to service clients on a regional and global basis, and the ability to provide 24-hour service to its clients. Pursuant to its service delivery model, the company must maintain active voice and data communication between its main offices in Bangalore, the offices of its clients, and its other software development facilities. Although the company maintains redundant software development facilities and satellite communications links, any significant loss of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's results of operations and financial condition.

     2.11.11  Decreased demand for Year 2000 services

     Year 2000 conversion projects represented 0%, 6.3% and 19.8% of the company's total revenue for the three months ended June 30, 2000 and for fiscal 2000 and 1999, respectively. The high demand for these time-sensitive projects resulted in pricing and margins that were favorable to the company. There is no assurance that the company will be successful in generating additional business from its Year 2000 clients for other services, that the company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines or that margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects. There is an additional risk that the company may be unable to retrain and redeploy IT professionals who were assigned to Year 2000 conversion projects involving legacy computer systems after such projects are completed. Furthermore, since Year 2000 conversion projects are now essentially completed, there is a likelihood of increased competition for other types of projects from firms formerly dependent on Year 2000 business.

     2.11.12  Competition

     The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and client in-house MIS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Historically, one of the company's key competitive advantages has been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services, and its expertise in specific markets. Many of the company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the company, and there can be no assurance that the company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services, and the extent of its competitors' responsiveness to client needs.

     2.11.13  Dependence on key personnel

     The company's success depends to a significant degree upon continued contributions of members of the company's senior management and other key research and development and sales and marketing personnel. The company generally does not enter into employment agreements with its senior management and other key personnel that provide for substantial restrictions on such persons leaving the company. The loss of any of such persons could have a material adverse effect on the company's business, financial condition and results of operations.

     2.11.14 Potential liability to clients; risk of exceeding insurance coverage

     Many of the company's contracts involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the company, regardless of the company's responsibility for such failure. Although the company attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or will otherwise protect the company from liability for damages. The company maintains general liability insurance coverage, including coverage for errors or omissions; however, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the company that exceed available insurance coverage or changes in the company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the company's results of operations and financial condition.

     2.11.15  Risks associated with possible acquisitions

     The company intends to evaluate potential acquisitions on an ongoing basis. As of the date of this Quarterly Report, however, the company has no understanding, commitment or agreement with respect to any material future acquisition. Since the company has not made any acquisitions in the past, there can be no assurance that the company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired business into the company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the company's results of operations and financial condition. Under Indian law, except in certain limited circumstances, the company may not make any acquisition of, or investment in, a non-Indian company without RBI and, in most cases, Government of India approval. Even if the company does encounter an attractive acquisition candidate, there can be no assurance that RBI and, if required, Government of India approval can be obtained.

     2.11.16  Risks associated with strategic investments

     The company has made, and continues to make, strategic investments in various companies. However, there can be no assurance that the company will be successful in its investments and will benefit from such investments. The loss of any of such investments could have a material adverse effect on the company's business, financial condition and results of operations.

     2.11.17  Risks associated with incubation

     The company incubates employee ideas that it expects to be commercially viable. The company may incur significant expenditures until the successful commercialization of these ideas. The company may also hold equity in these incubation ventures in return for transfers of intellectual property rights related to incubated ideas. However, there can be no assurance that the company will be successful in incubating ideas, will be successful in commercializing such ideas, or will benefit from such incubation ventures. The failure of any of such incubation ventures could have a material adverse effect on the company's reputation, business, financial condition and results of operations.

     2.11.18  Risks related to software product sales

     The company derived 2.4%, 2.6% and 3.2% of its total revenue from the sale of software products in the three months ended June 30, 2000, fiscal 2000 and fiscal 1999, respectively. The development of the company's software products requires significant investments. The markets for the company's primary software product are competitive and currently located in developing countries, and there can be no assurance that such a product will continue to be commercially successful. In addition, there can be no assurance that any new products developed by the company will be commercially successful or that the costs of developing such new products will be recouped. A decrease in the company's product revenues or margins could adversely affect the company's results of operations and financial condition. Additionally, software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for development of such products. There can be no assurance that such delayed revenues will not cause periodic fluctuations of the company's results of operations and financial condition.

     2.11.19  Restrictions on exercise of preemptive rights by ADS holders

     Under the Indian Companies Act, 1956 ("Indian Companies Act"), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the company's shareholders. U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The company's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors the company considers appropriate at the time. No assurance can be given that the company would file a registration statement under these circumstances. If the company issues any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the company would be reduced.

     2.11.20  Intellectual property rights

     The company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secrets and trademark laws to protect its proprietary rights. Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the company does not retain an interest in such software and deliverables. The company also develops foundation and application software products, or software "tools", which are licensed to clients and remain the property of the company. The company has obtained registration of INFOSYS as a trademark in India and the United States, and does not have any patents or registered copyrights in the United States. The company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to, and distribution of its proprietary information. There can be no assurance that the steps taken by the company in this regard will be adequate to deter misappropriation of proprietary information or that the company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     Although the company believes that its services and products do not infringe upon the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the company in the future. Assertion of such claims against the company could result in litigation, and there can be no assurance that the company would be able to prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the company in connection with its licensing efforts. The company expects that the risk of infringement claims against the company will increase if more of the company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the company and divert management's attention from the company's operations. Any infringement claim or litigation against the company could, therefore, have a material adverse effect on the company's results of operations and financial condition.

     2.11.21 Control by principal shareholders, officers and directors; anti-takeover provisions

     The company's officers and directors, together with members of their immediate families, in the aggregate, beneficially own approximately 25.4% of the company's issued equity shares. As a result, such persons, acting together, will likely still have the ability to exercise significant control over most matters requiring approval by the shareholders of the company, including the election and removal of directors and significant corporate transactions. Such control by the company's officers and directors could delay, defer or prevent a change in control of the company, impede a merger, consolidation, takeover or other business combination involving the company, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the company.

     The Indian Companies Act and the company's Articles of Association (the "Articles") require that: (i) at least two-thirds of the company's directors shall serve for a specified term and shall be subject to re-election by the company's shareholders at the expiration of such terms; and
     (ii) at least one-third of the company's directors who are subject to re-election shall be up for re-election at each annual meeting of the company's shareholders. In addition, the company's Articles provide that Mr. N. R. Narayana Murthy, one of the company's principal founders and its Chairman of the Board and Chief Executive Officer, shall serve as the company's Chairman of the Board and shall not be subject to re-election as long as he and his relatives, own at least 5% of the company's outstanding equity securities. Furthermore, any amendment to the company's Articles would require the affirmative vote of three-fourths of the company's shareholders. Finally, foreign investment in Indian companies is highly regulated. These provisions could delay, defer or prevent a change in control of the company, impede a business combination involving the company or discourage a potential acquiror from attempting to obtain control of the company.


     Item 3.  Quantitative and Qualitative Disclosure About Market Risk

         3.1     Foreign Currency Market Risk

     This information is set forth under the caption "Exchange rate fluctuations" under item 2.11.3, Risks related to Investments in Indian securities, above, and is incorporated herein by reference.

Part II - Other Information

Item 1.  Legal Proceedings

  The company, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

Item 2.  Changes in Securities and Use of Proceeds

  During the three months ended June 30, 2000, the members of the company in its Annual General Meeting held on May 27, 2000, through a special resolution, authorized the company to increase the allowable limit of investment by Foreign Institutional Investors in the equity share capital of the company, either by direct investment, by purchase or otherwise by acquiring from the market under the portfolio investment scheme, from the existing limit of 30% to an aggregate of 40% of the paid-up share capital of the company, or such other limit as may be prescribed from time to time by the Central Government and/or Reserve Bank of India or any other related authority.

  As of June 30, 2000, $ 48.34 million of the net proceeds were used for capital expenditure incurred on construction of the company's software development facilities at Pune, Mangalore, Chennai, Bhubaneshwar and construction of Infosys Park, Phase I & II, adjacent to the company's headquarters in Electronics City.

Item 3.  Default upon senior securities

  None

Item 4.  Submission of matters to a vote of security holders

  a) During the quarterly period ending June 30, 2000 the company convened its Annual General Meeting of the Shareholders ("AGM") on May 27, 2000.

  b) The following directors retired by rotation at the AGM held on May 27, 2000, were eligible for re-election, and were re-elected unanimously:

      Nandan M. Nilekani

      K. Dinesh

      S. M. Datta -- retired by rotation, but did not seek re-election, though being eligible for re-election. The members of the company in the AGM approved an ordinary resolution for retaining the vacancy in the Board created by the retirement of Mr. S. M. Datta.

  c) The following are the other directors whose term of office as a director continues after this meeting:

      N. R. Narayana Murthy

      S. Gopalakrishnan

      S. D. Shibulal

      Deepak M. Satwalekar

      Prof. Marti G.

      Subrahmanyam

      Ramesh Vangal

  d) The following is a brief description of the matters voted upon at the AGM of the company held on May 27, 2000 along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter. The matters to be voted upon were notified to the shareholders on record and all Registered Holders of the American Depositary Receipts (the "ADRs") who were holding the ADRs as on a record date determined by the Depositary.

  ORDINARY BUSINESS
-----------------------------------------------------------------------------------------------------------------------------------
  Brief Description of the matter put to vote
                                                                                   Votes for    Votes against/        Abstentions/
                                                                                 (1) (2) (3)          Withheld    Broker Non-votes
                                                                                                    (1) (2) (3)        (1) (2) (3)
-----------------------------------------------------------------------------------------------------------------------------------
1. To receive, consider and adopt the Balance Sheet as at March 31,
     2000 and the Profit & Loss Account for the year ended on that date
     and the Report of Directors' and Auditors' thereon.                              1,272              -                  -

2. To declare a final dividend of Rs. 3.00 per share pro-rata                         1,272              -                  -

3. To appoint a director in place of Mr. Nandan M. Nilekani who retires by
     rotation and is eligible for re-election.                                        1,272              -                  -

4. To appoint a director in place of Mr. K. Dinesh who retires by rotation
     and is eligible for re-election.                                                     1,272              -              -

5. To consider the vacancy in the board due to the retirement of Mr. S. M.
     Datta who retires by rotation and does not seek re-election.                         1,272              -              -

6. To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their
     remuneration.                                                                        1,272              -              -
--------------------------------------------------------------------------------------------------------------------------------

  SPECIAL BUSINESS

7. Approval of the re-appointment of Mr. S. Gopalakrishnan as Deputy
     Managing Director for a period of five years with effect from October 18,
     1999                                                                                 1,272              -              -

8. Approval of the appointment of Mr. Philip Yeo as a Director of the
     company.                                                                             1,272              -              -

9. Approval to increase the maximum limit of the investment by Foreign
     Institutional Investors in the equity share capital of the company from the existing 30% to 40% or such other limit as may be fixed by the
     Government of India or the Reserve Bank of India or any other authority.             1,272              -              -

10. Approval of the deletion of the existing Article `106' of the Articles of Association of the Company and the substitution in its place the new
     Article `106'.                                                                       1,272              -              -

11. Approval that, pursuant to Section 258 and 259 and other applicable provisions, if any, of the Companies Act, 1956, the number of directors
     of the company be increased from twelve to eighteen.                                 1,272              -              -
--------------------------------------------------------------------------------------------------------------------------------

  (1) Under the Indian Companies Act, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. Under the Articles of the Company a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

  (2) Under the Indian Companies Act and as per the Articles of the Company, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the Company.

  (3) The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.


Item 5.    Other Information

  The Board in its meeting held on May 27, 2000, appointed Mr. Phaneesh Murthy, Mr. T. V. Mohandas Pai, Mr. Srinath Batni as Additional Directors of the company with effect from May 27, 2000, pursuant to Section 260 of the Companies Act, 1956. They will hold office up to the date of the next Annual General Meeting, when their appointments, as whole-time directors will be sought The Abstract of the terms and conditions of their appointments as Whole-time Directors was issued to the members of the company pursuant to section 302 of the Companies Act, 1956 and circulated to the shareholders on record and all registered holders of ADRs who were holding ADRs as on a record date determined by the Depository. This Abstract is filed as an exhibit with this Quarterly Report on Form 6-K

  T. V. Mohandas Pai is currently Chief Financial Officer and Senior Vice President - Finance and Administration. He has served as Senior Vice President, Head - Finance and Administration and Chief Financial Officer of Infosys since 1996. From 1994 to 1996, he served as Vice President of Finance at Infosys. From 1988 to 1994, Mr. Pai was Executive Director of Prakash Leasing Ltd.. He was also a member of the Capital Markets Committee of the Institute of Chartered Accountants of India. Mr. Pai received a B.Com. from St. Joseph's College of Commerce, Bangalore and an LL.B. from the University Law College, Bangalore. Mr. Pai is a Fellow Member of the Institute of Chartered Accountants of India and a law graduate. As a member of the board, he will continue to be the Chief Financial Officer and will be responsible for finance, administration and infrastructure activities.

  Phaneesh Murthy is currently Senior Vice President - Sales & Marketing and Communication & Product Services. He served as Senior Vice President and Head-Worldwide Sales of Infosys from 1996 to March 2000. From 1992 to 1996, Mr. Murthy was a Marketing Manager for Infosys based in the United States. From 1987 to 1992, he worked in sales and marketing for Sonata, the software division of Indian Organic Chemicals Ltd. Mr. Murthy received a B.Tech. in Mechanical Engineering from IIT Madras and a post graduate diploma in business administration from IIM Ahmedabad. As a member of the board, he will continue to be responsible for sales and marketing activities and will continue to head the Communications & Product Services group.

  Srinath Batni is currently Senior Vice President - Delivery - West North America and has worked with the company since 1992. He served as Senior Vice President and Head - Retail and Telecommunications Business Unit of Infosys from April 1996 to March 2000. Prior to this, Mr. Batni served as a Project Manager of Infosys. From 1990 to 1992, he was Manager of Technical Support for PSI Bull, an Indian software development subsidiary of Bull, S.A., a French company. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore. As a member of the board, he will continue his current responsibilities in Delivery.

Item 6.  Exhibits and Reports

  Infosys filed no reports on Form 8-K during the quarter ended June 30, 2000.

EXHIBIT INDEX
--------------------------------------------------------------------------------
Exhibit Number      Description of Document
--------------------------------------------------------------------------------
           3.1      Articles of Association, as amended.

           19.1 Infosys Quarterly report to the shareholders for the quarter ended June 30, 2000.

           27.1     Financial Data Schedule.

           99.1 Abstract of the Terms of Appointments of Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy as Directors mailed to shareholders.

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.


  Dated: July 27, 2000.                 INFOSYS TECHNOLOGIES LIMITED

                                    By: /s/ Narayana N. R. Murthy
--------------------------------------------------------------------------------
                                        Narayana N. R. Murthy,
                                        Chairman and Chief Executive Officer


                                        /s/ Nandan M. Nilekani
--------------------------------------------------------------------------------
                                        Nandan M. Nilekani,
                                        Managing Director, President and
                                        Chief Operating Officer